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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TYCO INTERNATIONAL LTD.
(Name of Subject Company (Issuer))

TYCO INTERNATIONAL LTD.
(Name of Filing Persons (Offeror))

Liquid Yield Option™ Notes due 2020 (Zero Coupon-Senior)
(Title of Class of Securities)

902124 AC 0
(CUSIP Number of Class of Securities)

Judith A. Reinsdorf, Esq.
c/o Tyco International (US) Inc.
9 Roszel Road
Princeton, New Jersey 08540
(609) 720-4200
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Steven R. Finley, Esq.
Sean P. Griffiths, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193
Tel. (212) 351-4000
Fax. (212) 351-4035

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$335,964	$51.86

*
Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option™ Notes due 2020 (Zero Coupon-Senior), as described herein, is $823.44 per $1,000 principal amount at maturity outstanding. As of October 18, 2007, there was approximately $408,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of approximately $335,964.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $30.70 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes to designate any transactions to which this statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO-I ("Schedule TO-I") is filed by Tyco International Ltd., a company organized under the laws of Bermuda (the "Company"), and relates to the offer by the Company to purchase, at the option of the holder (the "Put Option"), the Liquid Yield Option™ Notes due 2020 (Zero Coupon-Senior) issued by the Company on November 17, 2000 (the "Securities"), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice dated October 19, 2007 (the "Company Notice"), the Securities and the related offer materials filed as Exhibits to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option Materials"). The Securities were issued pursuant to an Indenture, dated as of November 17, 2000 (the "Indenture"), between the Company and U.S. Bank National Association (as successor trustee to State Street Bank and Trust Company, N.A.), a national banking association organized and existing under the laws of the United States of America, as Trustee ("Trustee"), as amended by the Supplemental Indenture No. 1 dated as of October 17, 2003, by and among the Company and the Trustee.

        The Put Option will expire at 5:00 p.m., Eastern Time, on Monday, November 19, 2007. This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        The terms "Liquid Yield Option" and "LYONs" are trademarks of Merrill Lynch & Co., Inc.

Items 1 through 9.

        The Company is the issuer of the Securities and is offering to purchase all of the Securities if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Company Notice, the Securities and the related Option Materials. The Securities are convertible into common shares, nominal value $0.80 per share, of the Company (the "Common Shares") upon the occurrence of certain conditions set forth in the Indenture and paragraph 8 of the Securities. Upon the occurrence of such conditions, as a result of the spin-off of the Company's healthcare and electronics businesses on June 29, 2007, the Securities will also become convertible into the common shares of Tyco Electronics Ltd. and Covidien Ltd, as well as the Common Shares. The Company maintains its registered and principal executive offices at Second Floor, 90 Pitts Bay Road, Pembrook HM 08, Bermuda, and the executive offices of the Company's principal United States subsidiaries are located at 9 Roszel Road, Princeton, New Jersey 08540. The telephone number there is (609) 720-4200. As permitted by General Instruction F to Schedule TO-I, all of the information set forth in the Option Materials is incorporated by reference into this Schedule TO-I.

Item 10. Financial Statements.

        (a)    Pursuant to Instruction 2 in Item 10 to Schedule TO-I, the Company believes that its financial condition is not material to a holder's decision whether to put the Securities to the Company because the consideration being paid to holders surrendering Securities consists solely of cash, the Put Option is not subject to any financing conditions, the Put Option applies to all outstanding Securities and the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

        (b)    Not applicable.

Item 11. Additional Information.

        (a)    Not applicable.

        (b)    Not applicable.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Company Notice to Holders of Tyco International Ltd. Liquid Yield Option™ Notes due 2020 (Zero Coupon-Senior), dated October 19, 2007.
(a)(1)(B)	Form of Purchase Notice.
(a)(1)(C)	Form of Notice of Withdrawal.
(a)(1)(D)	Substitute Form W-9.
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)	Press Release issued by Tyco International Ltd. on October 19, 2007.
(b)	Not applicable.
(d)(1)
Indenture, dated as of November 17, 2000, between Tyco International Ltd. and State Street Bank and Trust Company, N.A., incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 (File No. 333-51548), as filed with the Securities and Exchange Commission on December 8, 2000.
(d)(2)
Supplemental Indenture No. 1 dated as of October 17, 2003, by and among the Company and U.S. Bank National Association (as successor trustee to State Street Bank and Trust Company, N.A.), incorporated by reference to Exhibit (d)(2) to the Company's Schedule TO-I (File No. 005-40210), as filed with the Securities and Exchange Commission on October 17, 2003
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

        (a)    Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TYCO INTERNATIONAL LTD.
By:	/s/ JUDITH A. REINSDORF
	Name:	Judith A. Reinsdorf
	Title:	Executive Vice President and General Counsel

Dated: October 19, 2007

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Company Notice to Holders of Tyco International Ltd. Liquid Yield Option™ Notes due 2020 (Zero Coupon-Senior), dated October 19, 2007.
(a)(1)(B)	Form of Purchase Notice.
(a)(1)(C)	Form of Notice of Withdrawal.
(a)(1)(D)	Substitute Form W-9.
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)	Press Release issued by Tyco International Ltd. on October 19, 2007.
(b)	Not applicable.
(d)(1)
Indenture, dated as of November 17, 2000, between Tyco International Ltd. and State Street Bank and Trust Company, N.A., incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 (File No. 333-51548), as filed with the Securities and Exchange Commission on December 8, 2000.
(d)(2)
Supplemental Indenture No. 1 dated as of October 17, 2003, by and among the Company and U.S. Bank National Association (as successor trustee to State Street Bank and Trust Company, N.A.) incorporated by reference to Exhibit (d)(2) to the Company's Schedule TO-I (File No. 005-40210), as filed with the Securities and Exchange Commission on October 17, 2003.
(g)	Not applicable.
(h)	Not applicable.

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INTRODUCTORY STATEMENT
SIGNATURE
EXHIBIT INDEX